UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                             (AMENDMENT NO. 8)


                 UNDER THE SECURITIES EXCHANGE ACT OF 1934



                               Teligent, Inc.
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                              (Name of Issuer)


               Class A Common Stock, par value $.01 per share
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                       (Title of Class of Securities)


                                87959Y 10 3
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                               (CUSIP Number)

                               Lynn Forester
                       c/o FirstMark Holdings L.L.C.
                             660 Madison Avenue
                          New York, New York 10021
                               (212) 699-4300
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    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)


                              With a copy to:
                            Warren de Wied, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                          New York, New York 10004

                               February 18, 2000
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          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

                             SCHEDULE 13D

CUSIP No.  87959Y 10 3

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Lynn Forester

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

          00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                535,010

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH            0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              535,010

                10  SHARED DISPOSITIVE POWER

                         0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          535,010

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.5%

14  TYPE OF REPORTING PERSON

          IN

     This Amendment No. 8 (this "Amendment") amends the statement on
Schedule 13D (as amended, the "Statement") previously filed relating to the shares of Class A Common Stock, par value $.01 (the "Shares"), of Teligent, Inc., a Delaware corporation (the "Company").

     1. Items 5 (a) and (c) of the Statement are hereby amended as follows:

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) Lynn Forester owns 535,010 Shares as of the date of this Statement, representing an aggregate of approximately 5.5% of the outstanding Shares (based upon 9,685,232 Shares reported by the Company to be outstanding based on the Company's most recent quarterly report on Form 10-Q).

     (c) On February 18, 2000, call options previously sold by Lynn Forester covering 60,000 Shares exercisable at a price of $60 per Share were exercised by the holders. As a result, Lynn Forester now owns 535,010 Shares. In addition, on February 7, 2000, Lynn Forester sold 1,000 August 2000 $85 call options at a price of $15.7625 per Share. Assuming the exercise of these call options, Lynn Forester would own 435,010 Shares or approximately 4.5% of the outstanding Shares.

     2. Except as specifically set forth herein, this Amendment does not modify any of the information previously reported in the Statement.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 22, 2000


                                          /s/ Lynn Forester
                                          ---------------------------------
                                          Lynn Forester